October 18, 2005

By EDGAR and Facsimile to (202) 772-9218

U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549

Attn: Mr. Jay Webb, Reviewing Accountant

RE:	IntriCon Corporation Form 10-K for the Fiscal Year Ended December 31, 2004 Form 10-Q for the Quarterly Period Ended June 30, 2005 File No. 001-05005

Dear Mr. Webb:

        The Company hereby submits the Company’s responses to comments raised in the Staff’s letter, dated October 7, 2005 (the “Comment Letter”). The responses set forth below are numbered and correspond to the comment numbers in the Comment Letter.

Form 10-K for the Year Ended December 31, 2004

Item 9-A – Controls and Procedures, page 19

1.	We note your response to prior comment 1, which indicates that “the Company’s disclosure controls and procedures were effective to provide a reasonable level of assurance that information required to be disclosed by the Company in the reports the Company files or submits under the Exchange Act is recorded, processed, summarized and reported within the specified time periods in the Security and Exchange Commission’s rules and forms.” Please revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

U.S. Securities and Exchange Commission
October 18, 2005

RESPONSE: The Company will revise future filings to clarify that applicable officers concluded that disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that the Company files or submits under the Exchange Act are accumulated and communicated to management, including the chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure, all in accordance with Exchange Act Rule 13a-15(e).

Note 4 – Acquisition, page 37

2.	We note your response to prior comment 5. Please address the following additional information:

•	Provide us with a schedule that details the specific assets and liabilities you acquired and fair value for each (please also specifically indicate how the indicated fair values were determined),

•	Tell us the amount of the gain or loss you recognized in 2005 related to the SWT sale, and

•	Tell us the carrying value of the Selas name and technology prior to your 2003 write-off.

We may have further comments after reviewing your response.

•	Provide us with a schedule that details the specific assets and liabilities you acquired and fair value for each (please also specifically indicate how the indicated fair values were determined),

RESPONSE: At the time of the reacquisition in August 2004 the balance sheet of SWT appeared as provided below. The Company reviewed the value of the assets, determined the values were reasonable, and recorded the assets and liabilities at estimated fair market value which in the Company’s estimation was equivalent to the recorded book values. As the balance sheet indicates, cash and cash equivalents represented over half of the asset value. The Company paid the French courts $10,508, recording a gain of $683,630 as reported in Footnote 4 of the Company’s Notes to Consolidated Financial Statements in the 2004 Annual Report in accordance with paragraphs 44 and 45 of Financial Accounting Standards (“FAS”) 141 “Business Combinations.”

U.S. Securities and Exchange Commission
October 18, 2005

Assets	US$	Liabilities	US$

Current assets		Current liabilities

Cash and cash equivalents	$560,628	Trade accounts payable	$101,206

Trade accounts receivable	181,399	Intercompany accounts payable	1,349

Intercompany receivables	—	Accrued liabilities	40,903

Inventories	188,744	Customer advance payments	70,052

Vendor advances on contracts	—	Other current liabilities	153,018

Other current assets	83,963	Total current liabilities	366,528

Total current assets	1,014,734

		Shareholders’ equity

Net property, plant, equipment	45,932	Common or capital shares	956,994

Total assets	1,060,666	Retained earnings (deficit)	41,954

		Translation adjustment	(304,810)

		Total shareholders’ equity	694,138

		Total liabilities and shareholders’ Equity	1,060,666

•	Tell us the amount of the gain or loss you recognized in 2005 related to the SWT sale, and

RESPONSE: As specified in the Asset Purchase Agreement between the Company and Selas Heat Technology Company LLC (Buyer), the Buyer purchased substantially all of the assets of the Company’s heat technology, including all of the outstanding stock of SWT. The aggregate purchase price paid to the Company for its heat technology assets included assets of SWT, among other heat technology assets located at multiple sites. As such, given the aggregate nature of the purchase price paid for the heat technology business assets, a gain or loss specifically identifiable to the SWT operation cannot be determined.

•	Tell us the carrying value of the Selas name and technology prior to your 2003 write-off.

RESPONSE: Footnote 3 of the Company’s Consolidated Financial Statements in the Form 10-Q for the third quarter of 2003 reflected a loss on the abandonment of the European assets which consisted of Selas SAS and its subsidiaries in the amount of $2,176,929. The assets and liabilities of SWT were embedded in the details of that loss. A summary of the SWT balance sheet that was written off the books of the Company at the time of the abandonment is as follows. Note that no specific values were indicated for the Selas name or technology.

U.S. Securities and Exchange Commission
October 18, 2005

Assets	US$	Liabilities	US$

Current assets		Current liabilities

Cash and cash equivalents	$349,905	Trade accounts payable	$425,883

Trade accounts receivable	539,172	Intercompany accounts payable	301,413

Intercompany receivables	613,914	Accrued liabilities	41,439

Inventories	146,401	Income taxes	19,781

Vendor advances on contracts	306,766	Other current liabilities	79,356

Other current assets	9,798	Total current liabilities	867,872

Total current assets	1,965,956

		Shareholders’ equity

Net property, plant, equipment	57,527	Common or capital shares	956,994

Total assets	2,023,483	Retained earnings (deficit)	(113,624)

		Translation adjustment	312,241

		Total shareholders’ equity	1,155,611

		Total liabilities and shareholders’ Equity	2,023,483

Form 10-Q for the quarterly period ended June 30, 2005

Note 4 – Discontinued Operations, page 9

3.	We see that you recorded a purchase price adjustment of $352,000 related to the heat technology segment sale. Please tell us and revise future filings to describe the nature of this adjustment and explain how the adjustment was determined.

RESPONSE: As specified in Section 2.2 to the Asset Purchase Agreement between the Company and the Selas Heat Technology Company LLC (Buyer), “in the event that the Net Total Assets as of the Closing Date is less than the Target Net Total Assets of $2,430,000, the Purchase Price shall be reduced by the amount by which the Target Net Total Assets exceeds the Closing Net Total Assets which is the final calculation of the difference between the book value of the assets acquired and liabilities assumed. In the event that the Closing Net Total Assets is more than the Target Net Total Assets, the Purchase Price shall be increased by the amount by which the Closing Net Total Assets exceeds the Target Net Total Assets. The adjustment to the Purchase price affected by this Section is referred to as the Purchase Price Adjustment.”

U.S. Securities and Exchange Commission
October 18, 2005

In July, 2005, the Company calculated a final purchase price adjustment related to the heat technology segment sale pursuant to the terms of the Asset Purchase Agreement indicated above. Such adjustment, which unfavorably impacted the gain on sale, was comprised of $225,000 for a tax liability discovered at the heat technology segment’s German subsidiary, and $127,255 in miscellaneous liabilities previously unrecorded on the heat technology segment’s balance sheet.

The previously unrecorded German tax liability, as well as the miscellaneous other liabilities, were discovered through an audit conducted by Buyer’s accountants on the closing balance sheet of the heat technology segment subsequent to the acquisition of such business by Buyer.

To the extent that any further adjustments are recorded, the Company will revise future filings to describe the nature of the adjustment and how such adjustment was determined. The Company does not believe that further adjustments will be material to the financial statements.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any member of the Staff has questions, please do not hesitate to contact the undersigned at (651) 604-9638.

Sincerely,

/s/   William J. Kullback

William J. Kullback
Chief Financial Officer

CC:
Mark S. Gorder, CEO
Francis E. Dehel, Counsel
Christin R. Cerullo, Counsel
Nicholas A. Giordano, Audit Committee Chair